SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 5)*

EQUANT N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

29440910

(CUSIP Number)

FRANCE TELECOM S.A.

Pierre Hilaire

Director of Financial Information

6, place d’Alleray

75505 Paris Cedex 15, France

(011-33-1) 44-44-22-22

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29440910

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FRANCE TELECOM S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

                -0-

10    SHARED DISPOSITIVE POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATLAS SERVICES BELGIUM S.A. (f/k/a ATLAS TELECOMMUNICATIONS S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

                -0-

10    SHARED DISPOSITIVE POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). COGECOM S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

                -0-

  8    SHARED VOTING POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

                -0-

10    SHARED DISPOSITIVE POWER

                158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.1% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

Item 1. Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) relates to the ordinary shares, nominal value €0.01 per share (“Equant Shares”), and the convertible preference shares, nominal value €0.01 per share (“Equant Preferred Shares”), of Equant N.V., a corporation (naamloze vennootschap) organized under the laws of The Netherlands (“Equant”), and amends and supplements the Schedule 13D (“Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2000 by France Telecom, a société anonyme organized under the laws of the Republic of France (“France Telecom”), and Atlas Services Belgium (formerly known as Atlas Telecommunications), a société anonyme organized under the laws of Belgium and an indirect substantially wholly owned subsidiary of France Telecom (“Atlas”), as amended and supplemented by Amendment No. 1 filed with the SEC on February 8, 2001 by France Telecom and Atlas, Amendment No. 2 filed with the SEC on July 2, 2001 by France Telecom and Atlas, and as further amended and supplemented by Amendment No. 3 filed with the SEC on November 2, 2004 by France Telecom, Atlas and Cogecom S.A., a société anonyme organized under the laws of the Republic of France and a direct substantially wholly owned subsidiary of France Telecom (“Cogecom”), and Amendment No. 4 filed with the SEC on January 25, 2005 by France Telecom, Atlas and Cogecom. Equant’s principal offices are located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by restating the last paragraph thereof in its entirety to read as follows:

The Transaction (as such term is defined in Item 4 below) will be financed, if consummated, by the applicable Reporting Person (which is currently expected to be France Telecom) through one or more of the sources of funds identified on such Reporting Person’s cover page to this Amendment No. 5. The Transaction is not subject to any financing condition.

Item 4. Purpose of Transaction.

Paragraphs (a) through (j) of Item 4 are hereby amended and supplemented to add at the end of each of them the following paragraphs:

On February 9, 2005, France Telecom and Equant signed a definitive agreement (the “Combination Agreement”) for the acquisition by France Telecom of all of the assets and liabilities of Equant for a total aggregate consideration of €578 million for the portion not yet owned by France Telecom, representing an implied share price to Equant’s shareholders of €4.30 per share. The Combination Agreement’s final terms have been approved by France Telecom’s Board of Directors.

The Combination Agreement provides for, among other things, the acquisition to be followed by a liquidating distribution of the purchase price to Equant’s shareholders, the delisting of Equant’s shares from Euronext Paris and the New York Stock Exchange, the deregistration of the shares under the U.S. Securities Exchange Act of 1934 and the liquidation of Equant (all such steps, together the “Transaction”). The Transaction remains subject to certain conditions set forth in the Combination Agreement, including approval by Equant’s shareholders voting at an Extraordinary General Meeting. France Telecom has agreed to vote in favor of the Transaction at that shareholders’ meeting, which will require a simple majority for approval. In view of these conditions, the Transaction is expected to be completed and liquidating distributions to be paid to shareholders no sooner than May 2005.

The Combination Agreement also provides for a liquidator to be appointed to administer the liquidation of Equant, for Equant’s Supervisory Board to oversee such liquidation and for the term of the Supervisory Board’s Independent Directors to automatically expire upon the later to occur of the liquidating distribution of the purchase price to Equant’s shareholders and delisting of Equant’s securities from the New York Stock Exchange and Euronext Paris and the amendment of Equant’s articles of association to eliminate any requirement that the Supervisory Board include any Independent Directors (as currently defined in Equant’s articles of association) and the special functions and powers of such “Independent Directors”.

The foregoing description of the Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text thereof, a copy of which is filed as Exhibit 17 hereto, and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)	As of February 9, 2005, assuming the conversion of the 10,000,000 Equant Preferred Shares into 10,000,000 newly issued Equant Shares as described in Item 3, the Reporting Persons beneficially owned 158,567,348 Equant Shares representing 54.1% of all of the issued and outstanding Equant Shares.

(b)	As of February 9, 2005, the Reporting Persons owned the sole power to vote and dispose of 148,567,348 Equant Shares and 10,000,000 Equant Preferred Shares, as described in Item 3. Equant Preferred Shares carry one vote per share and vote together with the Equant Shares as a single class.

(c)	To the knowledge of each of the Reporting Persons, none of the persons listed in Schedules I, II, or III hereto, as applicable, own any material amount of Equant Shares or have, during the past 60 days, effected any material transactions in Equant Shares.

Item 7. Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description
(17)	Combination Agreement, dated February 9, 2005, between France Telecom S.A. and Equant N.V.

(18)	Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k) (previously filed with Amendment No. 3 to the Schedule 13D dated as of October 29, 2004 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 10, 2005

FRANCE TELECOM S.A.

By:	/s/ PIERRE HILAIRE
Name:	Pierre Hilaire
Title:	Director of Financial Information

ATLAS SERVICES BELGIUM S.A.

By:	/s/ PIERRE HILAIRE
Name:	Pierre Hilaire
Title:	Attorney-in-fact

COGECOM S.A.

By:	/s/ PIERRE HILAIRE
Name:	Pierre Hilaire
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(17)	Combination Agreement, dated February 9, 2005, between France Telecom S.A. and Equant N.V.

(18)	Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k) (previously filed with Amendment No. 3 to the Schedule 13D dated as of October 29, 2004 and incorporated herein by reference)